Anthony J. McCusker 650.752.3267 AMcCusker@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

July 28, 2011

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop – 4720

Attention: Barbara C. Jacobs, Assistant Director

Re:	Imperva, Inc.
Registration Statement on Form S-1
Filed June 17, 2011
File No. 333-175008

Ladies and Gentlemen:

This letter is being furnished on behalf of Imperva, Inc. (the “Company”) in response to comments contained in the letter dated July 14, 2011 (the “Letter”) from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Shlomo Kramer, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on June 17, 2011. Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on July 28, 2011.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked. Copies of this letter and its attachments will also be provided to Jaime John, Patrick Gilmore and Evan Jacobson of the Commission.

United States Securities and Exchange Commission

July 28, 2011

Form S-1

General

1.	We will contact you separately regarding your proposed graphics.

RESPONSE: The Company acknowledges the Staff’s comment.

Outside Front Cover Page of Prospectus

2.	Please revise to disclose the post-offering percentage of common stock that will be beneficially owned by executive officers, directors, current five percent or greater stockholders and affiliated entities, if material.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

Prospectus Summary

Overview, page 1

3.	Please provide supplemental, qualitative or quantitative support for your assertions here, and on pages 45, 77, and 81, that you are a “pioneer” and “leader” of a new category of data security solutions, and that your cloud-based security services are “cost-effective.”

RESPONSE: The Company has been a recognized leader in the data security market since shortly after its formation. The Company was founded and shipped its initial products in 2002. By 2004, the Company was being recognized by industry experts as taking an innovative approach to protecting web applications and its products were winning awards and accolades (as noted in the supplemental support provided herewith). In 2005, The Yankee Group named the Company the “market leader” in Web Application Firewalls and the Company was named a finalist for Red Herring’s “Top 100 Private Companies.”

As noted in the materials referenced in the prior paragraph and the additional supplemental materials provided herewith, the Company continues to be a “leader” in the data security market. The Company believes that its early position as an innovator and leader in the nascent data security market combined with its continued position as a recognized leader in the maturing market supports the assertion that the Company is a pioneer in this growing market.

The Company has revised the disclosure on pages 1, 4, 80 and 85 to reflect that it believes its cloud-based security services are cost-effective. The Company has provided herewith, on a supplemental basis, support for the statements referenced above.

Industry Background, page 1

4.	With respect to every third-party statement in your prospectus, such as the market data and reports from IDC and Verizon referenced in this section, if you have not already done so, disclose the date of each report from which the statement is derived. In addition, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

RESPONSE: In response to the Staff’s comment, the Company has included the date of the reports from IDC, Verizon, the U.S. Office of the Director of National Intelligence and ICSA

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July 28, 2011

Labs in Amendment No. 1. In addition, the Company has provided herewith, on a supplemental basis, the relevant portions of the industry research reports cited along with a cross-reference to the appropriate location in the prospectus. The Company has not commissioned any of the referenced studies or reports.

5.	In the first paragraph on page 2, you refer to a “green field” opportunity. It is unclear what you mean by this expression; please revise using plain English. See Rule 421(d) of Regulation C.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 84.

Risk Factors

“We will incur increased costs and demands upon management…” page 33

6.	Please quantify the estimated costs of being a public company, if known.

RESPONSE: While the Company understands its costs will increase as it operates as a public company, such costs are difficult to quantify. The risk factor referenced above includes categories of expected increased costs, such as costs related to legal, accounting, public company reporting and corporate governance requirements; however, many of the costs of operating as a public company are intangible items that the Company is unable to quantify.

Use of Proceeds, page 37

7.	Please revise to provide a more detailed quantification of your anticipated use of proceeds for “general corporate purposes,” to the extent known. For example, we note that on pages 82 and 83, you discuss certain plans to extend your position in the data security market; disclose whether you plan to use offering proceeds to pursue these plans. See Item 504 of Regulation S-K.

RESPONSE: At the present time, the Company has no specific plans or allocations for its anticipated use of proceeds other than the $6.5 million investment that will be made by the Company into Incapsula, Inc., the Company’s majority owned subsidiary.

8.	Please revise to briefly summarize the performance milestones that would trigger your $7 million additional investment in Incapsula. See Item 504 of Regulation S-K.

RESPONSE: Since the filing of the Registration Statement, the performance milestones for the Company’s additional investment into Incapsula have been satisfied. Those milestones included:

•	developing a system having at least 100 active customers;

•	engaging two channel partners;

•	meeting operational milestones with respect to research and development and marketing;

•	preparing a 24 month financial plan; and

•	reaching product development goals with respect to certain functioning components and a system capable of supporting multiple users and proxies.

As a result of Incapsula’s achievement of the milestones, the Company is now committed to making the additional investments into Incapsula, $500,000 of which has occurred prior to filing this Amendment No. 1. The Company has revised the disclosure on pages 6, 31 and 37 to indicate that it will invest $6.5 million of the proceeds from the offering in Incapsula.

United States Securities and Exchange Commission

July 28, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Opportunities, Challenges and Risks, page 46

9.	Please revise this section to provide a more detailed discussion of the key challenges you are facing. For guidance, refer to Section III.A of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 47.

10.	In the last sentence of this section, you refer to your “proven” track record of “successfully” competing against larger competitors. Please revise to provide support and context for these claims.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 47. In addition, the Company has provided herewith, on a supplemental basis, support for the statement referenced above.

Key Metrics of Our Business, page 47

11.	Please revise to provide a more detailed analysis of the implications of the changes in the key business metrics during the covered time periods. For guidance, refer to Section III.B.4 of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 47.

Results of Operations, page 51

12.	Please revise to provide a more detailed narrative discussion of the extent to which your increases in revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold. See Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 53, 56 and 58. The Company respectfully advises the Staff that revenues increased due to increases in the volume or amount of goods or services being sold, not due to increases in price.

13.	We note that your discussion of revenue references a “larger installed base.” Please tell us the extent to which you use this metric as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your company. In addition, tell us what consideration you have given to disclosing this metric for the periods presented in your MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

United States Securities and Exchange Commission

July 28, 2011

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 48 to include the number of customers as a key financial metric and described the manner in which this metric contributes meaningfully to understanding and evaluating the Company. In addition, the Company has disclosed this metric for the periods presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 61

14.	Please revise to disclose that as of March 31, 2011, you were not compliant with the minimum tangible net worth covenant in your credit facility.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62.

15.	We note your disclosure on page F-42 that during 2010 total accumulated unremitted earnings that was deemed to be indefinitely invested outside the U.S. was $3.9 million. Please tell us the amount of cash and cash equivalents and investments that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 61.

Critical Accounting Policies

Stock-Based Compensation, page 67

16.	We note that your expected volatility is derived from the historical volatility comparable to public companies. We further note your disclosure on pages 68-69 that the expected future cash flow used in your income approach is discounted using a rate derived from an analysis of comparable public companies and that your market approach is based upon market multiples of comparable public companies. Please address the following with respect to the set of comparable public companies used in your various analyses:

•	Confirm that the same set of market comparable public companies is used in all of your various valuation estimates and update your disclosure accordingly.

•	Revise to disclose the basis for the selection of the set of comparable public companies, what makes them comparable and any limitations or uncertainties over that comparability.

United States Securities and Exchange Commission

July 28, 2011

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70.

17.	We note the disclosure provided on pages 70-73 with respect to the various valuations completed from December 31, 2009 to April 30, 2011. Please revise to disclose, in greater detail, the significant factors considered and assumptions made in determining the fair value of the underlying ordinary shares. Your disclosures should describe and quantify each of the significant assumptions for each of the valuation periods and describe the basis for those determinations. Your disclosures should address the assumptions used in the income approach as well as assumptions used in the market approach.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 69 through 75.

18.	We note your disclosure on page 71 that you reassessed your original $1.65 August 1, 2010 valuation and determined that the fair value per share of your common stock as of September 28, 2010 and September 30, 2010 was $1.85. Please revise to disclose the specific assumptions used to determine this change in fair value. Additionally, tell us why you determined that the reassessment was necessary for this valuation but not for other valuations.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 73.

19.	We note that the tabular presentation on page 69 reflects a grant on April 8, 2011 with an exercise price and fair value per share of $2.71. Please update your disclosure on page 72 to indicate, if true, that the valuation as of February 28, 2011 was used to support the grant date fair value per share of common stock on April 8, 2011.

United States Securities and Exchange Commission

July 28, 2011

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 74.

20.	We note that the fair value per share of your common stock increased from $2.71 on April 8, 2011 to $4.03 on May 19, 2011 and your disclosure on page 73 that this increase was attributable to your progress toward an initial public offering and strong first quarter operating results. Please expand your disclosure to provide additional detail regarding the significant factors contributing to this difference considering the 49% increase in the fair value of your common stock during this period. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 75. The Company acknowledges that once the estimated IPO price is known and included in the registration statement, it will include disclosure explaining the difference between the fair value of the underlying common stock as of the most recent valuation date and the midpoint of the IPO range.

21.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

RESPONSE: The Company does not currently have a proposed IPO price, but will provide the Staff with the proposed IPO price once it is determined. The Company notes that it first initiated discussions with its underwriters in February 2011, at which time the underwriters provided a wide range of preliminary indicative valuations. Because of the wide range of such valuations and uncertain market conditions, no anticipated IPO price point or price range was discussed at that time, nor have there been any such discussions to date.

22.	For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

RESPONSE: The Company has not granted options or other shares since the most recent balance sheet date included in Amendment No. 1. The Company acknowledges the Staff’s comment and will continue to provide updates to the requested information through the effective date of the registration statement.

United States Securities and Exchange Commission

July 28, 2011

Business

23.	On pages 27 and 28 you discuss potential risks associated with complying with various environmental laws and regulations. Please revise to provide the disclosure required by Item 101(c)(1)(xii) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has provided the additional disclosure on page 28.

Industry Background, page 77

24.	Please revise to provide supplemental support for your statements throughout this section, or revise to state that they are your belief. For example, but without limitation, provide support for your statements on pages 77 and 78 that “organizations are increasing their collection, storage and use of high-value business data” and “data breaches have fueled a data theft industry, in which black market forums advertise and trade stolen information, causing an estimated $1 trillion in annual losses to companies and individuals.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 81. In addition, the Company has provided herewith, on a supplemental basis, support for the statements referenced above and has provided cross-references to the appropriate location in the prospectus.

Products

Web Application Security, page 87

25.	Please provide supplemental, qualitative or quantitative support for your assertion that your web application firewall product is an “industry leading” solution.

RESPONSE: The Company has provided herewith, on a supplemental basis, support for the statement referenced above.

Customers, page 91

26.

We note from your risk factor disclosure on page 26 that government entities may have contractual or other legal rights to terminate contracts with your distributors and resellers, and any such termination may adversely impact your future results of

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July 28, 2011

operations. Please revise to further describe any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. See Item 101(c)(1)(ix) of Regulation S-K.

RESPONSE: A relatively small portion of the Company’s revenues are generated by sales to government entities, and there is no single government entity or affiliated group of government entities that is currently material to the Company’s business. As such, at this time, there is no material portion of the Company’s business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.

Manufacturing and Suppliers, page 94

27.	Please revise to include a more detailed description of the material terms of your agreements with your manufacturer.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98.

Compensation

Compensation Discussion and Analysis, page 102

28.	We note your statement on page 114 that prior to the employment of Mr. Schmid on November 1, 2010, no “single individual” served in the capacity of or performed the functions of chief financial officer. Item 402(a)(3)(ii) of Regulation S-K requires executive compensation disclosure for “all individuals” serving as the registrant’s principal financial officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level. Please provide us with a brief legal analysis supporting your conclusion that you did not need to include executive compensation disclosure for additional personnel, or revise your disclosure.

RESPONSE: The Company respectfully submits that no additional disclosure is necessary or required under Item 402(a)(3)(ii) of Regulation S-K, which requires executive compensation disclosure for all individuals serving as the Company’s principal financial officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level. Prior to Mr. Schmid’s employment in November 2010, the Company was actively involved in a search for a chief financial officer. During this time, there was no individual serving as the Company’s chief financial officer, and no single individual acted in a similar capacity. Rather, any responsibilities or duties that might ordinarily be held by the chief financial officer were held by Mr. Kramer as the Company’s chief executive officer, and portions of the tasks that might

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ordinarily be performed by a chief financial officer were performed by the Company’s accounting staff under Mr. Kramer’s direction and supervision. Therefore, prior to Mr. Schmid’s employment in November 2010, no single individual at the Company acted in a similar capacity to the Company’s chief financial officer. To the extent that any single individual would be deemed to be the Company’s principal financial officer under Item 402(a)(3)(ii) of Regulation S-K prior to Mr. Shmid, that individual would have been Mr. Kramer, and the required compensation information for Mr. Kramer has already been included in the Registration Statement.

Equity Compensation, page 108

29.	Please revise your disclosure on page 109 to include a more detailed explanation of why you granted Mr. Pisani a stock option to purchase 60,000 shares in June 2010.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 113.

30.	We note your disclosure on page 109 that in September 2010, consistent with your practice in prior years, you sold Mr. Kramer shares of common stock at its then-current fair market value in two separate restricted stock purchase transactions that contain company repurchase rights. Please revise your disclosure to explain the purpose of the repurchase provisions.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 114.

Certain Relationships and Related Party Transactions, page 124

31.	We note your disclosure on page F-39 that in 2010, your board of directors allowed for the early exercise of stock options granted to a member of your board of directors. Please explain to us how you concluded that no disclosure was necessary pursuant to Item 404(a) of Regulation S-K.

RESPONSE: The Company included a cross-reference in the “Certain Relationships and Related Transactions” section of the Registration Statement to the “Compensation” section of the Registration Statement for information regarding restricted stock and stock option awards granted to the Company’s named executive officers and directors. In response to the Staff’s comment, the Company has clarified the disclosure regarding early exercise of stock options granted to Mr. Pimentel on page 127.

Private Placement of Securities, page 124

United States Securities and Exchange Commission

July 28, 2011

32.	Please revise to disclose how the price per share was determined. See Item 404(a)(6) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 128.

Registration Rights, page 125

33.	Please revise to identify the directors, executive officers, and significant beneficial owners that are party to agreements containing the referenced registration rights. See Item 404(a)(6) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 129.

Stock Option Repricing, page 126

34.	Please revise to disclose why you lowered the exercise price, and clarify whether options held by employees other than the named executive officers were repriced. See Item 404(a)(6) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 130.

Transactions With Incapsula, Inc., page 126

35.	Please revise the penultimate paragraph on page 126 to briefly summarize the Incapsula milestones that would trigger your $7 million purchase of Series A-1 Preferred Stock. See Item 404(a)(6) of Regulation S-K.

RESPONSE: As discussed in the Company’s response to comment 8, since the filing of the Registration Statement, the performance milestones for the Company’s additional investment into Incapsula have been satisfied. Those milestones included:

•	developing a system having at least 100 active customers;

•	engaging two channel partners;

•	meeting operational milestones with respect to research and development and marketing;

•	preparing a 24 month financial plan; and

•	reaching product development goals with respect to certain functioning components and a system capable of supporting multiple users and proxies.

As a result of Incapsula’s achievement of the milestones, the Company is now committed to making the additional investments into Incapsula, $500,000 of which has occurred prior to filing this Amendment No. 1. The Company has revised the disclosure on page 130 to reflect the achievement of the performance milestones by Incapsula and the obligation of the Company to make the additional investment.

Principal and Selling Stockholders, page 128

36.

Several footnotes here, and on pages 124 and 125, disclaim beneficial ownership except to the extent of the beneficial owner’s pecuniary interest. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please revise to clearly disclose who

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July 28, 2011

has voting and/or investment power over the shares. In addition, provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership, or delete the disclaimers. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that only the amount of beneficial ownership may be determined in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure to disclose voting and/or investment power over the shares and has removed all disclaimers of beneficial ownership in Amendment No. 1. Please note that Venrock Associates has represented to the Company that there are more than three partners of each of the General Partners of the funds, no one partner of the General Partner can unilaterally cause or block an investment or disposition and therefore, no one partner can be deemed to hold voting and/or investment control over such shares.

Description of Capital Stock

Registration Rights, page 133

37.	Please revise to briefly describe the history of, and parties to, the investors’ rights agreement.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 137.

Certain Material U.S. Federal Income Tax Considerations, page 140

38.	The heading for this section and the first sentence state that this section includes a summary of “certain” material tax considerations. Please revise, as necessary, to remove the suggestion that this section is not materially complete.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 144.

Consolidated Financial Statements

Note 1 - The Company and Summary of Significant Accounting Policies

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July 28, 2011

Revenue Recognition, page F-12

39.	We note your disclosure on page F-13 that your subscription services primarily relates to your cloud-based services and that revenue is initially deferred and recognized ratably over the life of the contract. Please provide your analysis under ASC 985-605-55-119 through 125 in determining the accounting literature you are relying on related to your revenue recognition policy for these arrangements.

RESPONSE: The Company respectfully advises the Staff that it has analyzed the applicability of ASC 985-605-55-119 through 125 as it relates to subscription revenue attributable to the Company’s cloud-based services offering. In its arrangements with customers for the cloud-based service offering, customers do not have a contractual right to take possession of the related software at any time during the subscription period. As a result, the Company concluded that these arrangements do not fall within the scope of software revenue recognition guidance. Rather, these arrangements are accounted for in accordance with the provisions of the multiple-element arrangements guidance in ASC 605-25 and the general revenue recognition guidance in SAB Topic 13. The Company has updated the disclosure on page F-13 to include a statement that subscription service arrangements do not provide customers with the right to take possession of the related software.

40.	We note that your sales involve multiple element arrangements, including products, maintenance and support services. We further note that revenue is allocated to each element based upon its fair value or relative selling price as determined by vendor-specific objective evidence (VSOE), if it exists. Please describe in further detail a more specific explanation of your methodology and assumptions used to determine VSOE of fair value for each element in your multiple element arrangements. In this regard, please address the following:

•

We note you established VSOE for maintenance and support services based on the renewal rate offered to the customer, provided that a substantial majority of historical stand-alone transactions fall within a “reasonably narrow range of the median rates.” Please clarify what you consider to be a reasonably narrow range and tell us what percentage of your customers actually renew at such rates. Furthermore, describe your policy for allocating arrangement consideration to maintenance and support when the stated renewal rate does not fall within the respective VSOE of fair value range.

United States Securities and Exchange Commission

July 28, 2011

•

We note your disclosure on page F-13 that the service period of your maintenance and support agreements typically ranges from one to three years but has been as long as five years as noted in your risk factor disclosure on page 19. Please tell us how you established VSOE of fair value for maintenance and support agreements that include a service period of more than one year. Refer to ASC 985-605-55-57 and 58.

•

We also note on page 49 that you offer standard, enhanced and premium maintenance and support to your customers. Please tell us how the pricing of enhanced or premium maintenance affects the allocation of maintenance revenue in your multiple-element arrangements and whether you include stated renewal rates for both standard and premium maintenance in your initial contracts.

RESPONSE: VSOE of fair value for each element in the Company’s multiple element arrangements is considered to be established in cases where a substantial majority (generally 80% or more) of the actual transactions are priced within a reasonably narrow range for that element. When referencing a “reasonably narrow range,” the Company considers a range of plus or minus 15% from the midpoint of the range to be reasonable. On occasion, we price our multiple-element arrangements such that maintenance and support is priced below the low end of its VSOE of fair value range. When this occurs, we defer a portion of the product and license fee equal to the difference between the low end of the range of VSOE and the contractually stated amount. The product and license fee deferred is recognized over the maintenance and support period. Conversely, maintenance and support included in multiple-element arrangements in which the maintenance and support fee has been priced above the range of VSOE of fair value is not adjusted, but rather the contractually stated maintenance and support amount is deferred and recognized over the maintenance and support period.

The Company establishes VSOE of fair value for maintenance and support services using the “Bell Shaped Curve” approach for the three types of maintenance and support contracts offered to customers and not based on the substantive renewal rate approach. The renewals referenced in the disclosure are stand-alone transactions, which are renewals of a pre-existing support arrangement. In response to the Staff’s comment, the Company has clarified the disclosure on pages F-14 and F-15.

The Company multiplies its VSOE of fair value for one-year maintenance and support agreements by the maintence and support term to determine VSOE of fair value for more than one-year term agreements.

United States Securities and Exchange Commission

July 28, 2011

41.	We note your disclosure on page F-15 that to the extent that software being supported is not considered essential to the functionality of the hardware, the support arrangements would continue to be subject to the industry specific software revenue recognition guidance. As it relates to renewals of the support arrangements where the software being supported is considered essential to the functionality of the hardware, clarify whether these renewals are also accounted for under the industry specific software revenue recognition guidance. Additionally, considering that hardware replacement is included in your support arrangements as noted on page 49, please also clarify whether these renewals are bifurcated between the software and non-software components. Refer to ASC 985-605-55-226 through 229.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 and F-15. Supplementally, we respectfully advise the Staff that we do not bifurcate the renewals between the software and non-software components because we recognize both components over the same maintenance and support period.

42.	We note your disclosure on page F-16 that you determined the selling price of your hardware appliances based upon best estimated selling price (BESP). We further note that you consider “pricing practices, geographies, and distribution channels” when determining BESP. Please revise to include more detailed discussion regarding the significant factors, inputs, assumptions and methods used to determine BESP. Refer to ASC 605-25-50-2(e).

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-16.

United States Securities and Exchange Commission

July 28, 2011

Note 2 - Incapsula, page F-22

43.	We note that under the terms of your November 2009 agreement with Incapsula, you received the right to purchase the remaining ownership interest in Incapsula (“Purchase Right”). Please provide more information regarding your analysis for this transaction and the associated accounting treatment. Specifically tell us how you considered whether the Purchase Right was a freestanding financial instrument under ASC 815.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-22.

44.	We note your disclosure that you entered into a forward contract to purchase shares of Series A-1 Convertible Preferred Stock if certain milestones are achieved. We also note that no value was assigned to this forward contract as the option is within the control of the company and does not meet the definition of a derivative instrument. Please provide more information regarding your analysis of this agreement in determining that this forward contract did not meet the definition of a derivative instrument. Additionally, clarify whether the company has the right, but not the obligation, to purchase these shares if the milestones are met and revise your disclosure accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages F-22 and F-23.

United States Securities and Exchange Commission

July 28, 2011

Note 15 - Income taxes, page F-40

45.	We note the line item “Foreign tax rate differential” in your rate reconciliation. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure.

In this regard, clarify whether any of the reconciling items in this line item is greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate. Refer to Rule 4-08(h)(2) of Regulation S-X.

RESPONSE: The Company is providing below the calculation used as the basis for the line item “foreign tax rate differential” in its rate reconciliation. There were no items within this line item which individually exceeded five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate and therefore, the Company did not consider providing a further quantitative breakdown.

Breakdown of Foreign Tax Rate Differential

	Years Ended December 31,
	2008	2009	2010
Total Foreign Pre-Tax Income	$851,160	$1,571,547	$2,311,892

Tax Calculated at US Statutory Tax Rate	324,905	596,023	824,026
Tax Calculated at Foreign Statutory Rate	243,282	455,019	617,202

Foreign Tax Rate Differential	$81,623	$151,005	$206,825

Item 16. Exhibits and Financial Statement Schedules, page II-18

46.	Please file your material agreements with Incapsula as exhibits. See Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has filed all material agreements with Incapsula as exhibits.

47.	It does not appear that you plan to file all agreements related to your preferred stock as exhibits. Please provide us with a legal analysis supporting your apparent conclusion that Items 601(b)(4) and/or 601(b)(10) of Regulation S-K are inapplicable, or file the agreements as exhibits.

RESPONSE: The Company plans to amend and restate the Amended and Restated Investor Rights Agreement currently in effect between the Company and the investors party thereto, prior to the completion of the offering and will either file such agreement after such amendment or file the current agreement if the amendment is not approved. The Company will not be filing the other agreements related to the Company’s preferred stock as the Company does not believe such agreements are required to be filed under Items 601(b)(4) or 601(b)(10) of Regulation S-K. Such agreements were entered into more than 2 years ago, will terminate upon completion of the offering and will be of no further force or effect upon completion of the offering.

United States Securities and Exchange Commission

July 28, 2011

If you require additional information, please telephone the undersigned at (650) 752-3267 or Bradley Bugdanowitz at (415) 733-6099.

Sincerely,

/s/ Anthony J. McCusker

Anthony J. McCusker

cc:	Shlomo Kramer (Imperva, Inc.)

Bradley Bugdanowitz, Esq. (Goodwin Procter LLP)

Jeffrey Saper, Esq. (Wilson Sonsini Goodrich & Rosati, PC)

Rezwan Pavri, Esq. (Wilson Sonsini Goodrich & Rosati, PC)